Exhibit 99.1

Event ID:   4886424

Culture:   en-US

Event Name: VanceInfo Technologies Inc Merger with hiSoft Technology International Limited

Event Date: 2012-08-10T12:30:00 UTC

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Notes:

Converted From Text Transcript

Event ID:   4886424

C: Chris Chen; VanceInfo Technologies Inc.; Chairman & CEO

C: Tiak Koon Loh; hiSoft Technology International Limited; CEO

C: Sidney Huang; VanceInfo Technologies Inc.; CFO

C: David Chen; VanceInfo Technologies Inc.; Executive Vice Chairman & Co-President

C: Christine Lu; hiSoft Technology International Limited; CFO

P: Jason Kupferberg; Jefferies & Co; Analyst

P: David Grossman; Stifel Nicolaus; Analyst

P: Dick Wei; JPMorgan; Analyst

P: Ravi Sarathy; Citi; Analyst

P: Jamie Friedman; SIG; Analyst

P: Joseph Foresi; Janney Montgomery Scott; Analyst

P: John Choi; Daiwa Capital Markets; Analyst

P: Steve Zhang; Macquarie Research; Analyst

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+++ presentation

Operator: At this point, I would like to encourage everyone to continue on with the next portion of our call, which will feature the management teams of hiSoft and VanceInfo to discuss the recent merger announcement.

At this point, I will turn the call over to Mr. Chris Chen, Chairman and CEO of VanceInfo.

Chris Chen: Good morning. This is Chris Chen, Chairman and CEO of VanceInfo. With me are Tiak Koon Loh, CEO of hiSoft; and Sidney Huang, CFO of VanceInfo; and Christine Lu, CFO of hiSoft. Welcome to the conference call, and thanks for joining.

As described in the press release, VanceInfo and hiSoft have signed a definitive merger agreement for 100% stock-for-stock transaction. This is a merger of equals, whereby VanceInfo and hiSoft shareholders will each own 50% of the combined Company.

Let me take a moment to explain the rationale for the deal and our vision of the combined Company.

VanceInfo and hiSoft are pioneers in China IT services, who have built strong customer relationships and are highly competitively. The joint Company will be number one in China IT services. It will offer the strongest delivery platform to domestic and international clients.

Our broader scope of services and deeper sales force will open many new business opportunities and now enhance the profile, will enable us to attract and retain the best people.

Since the founding of VanceInfo in 1995, I have had a vision to build a clear leader in China IT services, serving the global market. As the Chairman of the combined Company, I look forward to working with Tiak and the management team to deliver this vision.

With that, I would like to hand over the call to Tiak Koon Loh, the CEO of hiSoft.

Tiak Koon Loh: Thank you, Chris. I’m excited to be leading the new Company to fulfill the common vision that we both share to build the number one IT services company in China, not only with the brand in geographical coverage, but the depth in domain skills to serve our clients.

The combined Company will immediately give us the economy of scale to tap into operating and cost synergies to support necessary investments to sustain differentiating capabilities, to evolve our business model to drive sustainable and profitable growth.

This will position us to battle the macroeconomic headwinds and the China wage inflation issue, which we believe will prevail for at least the next 1 to 2 years.

The combined Company with an impressive and unmatchable client list of more than 70 significant clients of more than $1 million billing in the last four trailing quarters, making up of largely Fortune 500 companies and China enterprises. We plan to leverage our expanded service of capabilities, ranging from business and IT consulting to BPO to get deeper traction with each of our significant clients.

The combined truly global operating background also offers many exciting career opportunities to our staff that will go a long way to help us retain the best in an industry where differentiation is largely driven by people.

That concludes our prepared remarks.

Unidentified Company Representative: At this point, we would like to open the call to questions from investors. Operator, please organize our questions.

+++ q-and-a

Operator: (Operator Instructions). Jason Kupferberg, Jefferies.

Jason Kupferberg: Congratulations to all of you on the line. I wanted to get a sense of where you see the combined EBIT margin profile of the combined firm shaking out, once you’ve realized some of the cost synergies that you’re projecting?

So even if we’re talking, let’s say for argument’s sake, 18 months out, what do you think is a reasonable range? Because obviously, Vance’s margins have been a bit below hiSoft’s in recent history.

Sidney Huang: This is Sidney, Jason. If you take the two Companies’ current margin profile, combining together, you’ll first get an [as is] margin profile, which is somewhere between hiSoft’s margins and VanceInfo’s margins.

We then, based on that, we see within six months cost cutting efforts and also cost synergies to generate roughly 75 basis points of SG&A — 75 basis points of the revenue, which directly goes to G&A savings. That would roughly be $5 million. We have looked at our overlapping facilities, potential back office function consolidation, potential tax savings and also, the other professional fees etc.

So this is a fairly — we will see that in the first two quarters. And then, moving from there, we will see continued clear operating leverage to the following four quarters, namely that we will continue to see the two Companies’ revenue growing, while our SG&A, specifically the G&A costs, will stay relatively flat to a small upward trend.

So it’s literally the operating leverage will help us to generate the 200 basis points cost savings of revenue in a six-quarter timeframe. So we see a fairly conservative estimate on immediate cost savings from the G&A side, [which will] go to the margins.

Jason Kupferberg: Right. And along the way, as you go through the integration of the two Companies, do you expect some significant amount of merger-related charges, whether that be contract write-offs, or severance, or facility consolidation? How should we be thinking about that?

Sidney Huang: We are still working out the details on that. We’re expecting the transaction to close by the end of this year. So in the process, we’ll do a more thorough analysis. There will be some transaction-related costs, certainly to pay the bankers, lawyers. And if we do consolidate facilities, there might be some cancellation fees for the leasehold. So there will be some, but we’re in the process of working out the details.

Jason Kupferberg: And can you just clarify lastly for me, just clarify what percent of your client bases actually overlap?

Tiak Koon Loh: Jason, I talk about the combined platform having most probably the most extensive list of what we call significant clients, which we refer it to be more $1 million, we have more than 70. Out of the list of 70 more than $1 million clients, there’s only a handful, there’s only about four to five.

Of most significance, I think anyone, at a guess, would be Huawei, and the other one being Microsoft. Both of them, there’s an overlap. But, however, the beautiful part about that is that was one of the considerations in our merger of equals, was that we are in a very different section of their business.

As a matter, we believe that these two Companies will be delighted to hear that we’re doing that because they are consolidating their vendors, which will help them to make their job easier.

Jason Kupferberg: Makes sense. Okay, great guys, good luck.

Operator: David Grossman, Stifel Nicolaus.

David Grossman: Congratulations to both of you. Just at a much higher level, perhaps you could review for us what you’re seeing in the competitive landscape, as well as what you’re seeing within the customer base that led you to think that this was the right timing for this type of transaction?

Tiak Koon Loh: Okay. David, if you look at us, we follow a history where very humble, poor Chinese IT services company, each of us three years ago/two years ago was worth $100 million seeking listing. And obviously, VanceInfo went to the market earlier; we went later.

We are also testing, in the next two or three years, the chance to become a $1 billion Company. And obviously, the headwinds are getting stronger and stronger. The race to become $1 billion is extremely important, because it provides the skill and the competencies that apply to engage us on a more expanded basis.

In many client situations that we encountered with US clients particularly, they are not prepared to engage a company that doesn’t have the skills and sophistication. So having the breadth and the size certainly help but, more importantly, what we believe is that a client mix, a stronger client mix, allow us to focus on some the more strategic clients. Because at the high end of any of many of our client sets, we are realizing that it become more and more difficult to grow our top three clients. By using combined portfolio basis we can now be very selective; we could be more targeting of the industry sectors that we want to focus on, thereby producing more quality growth.

So there is the rationale, really, on the top line side. Really on the cost side, I think Sidney explained it very, very well. We’re seeing tremendous amount of cost synergy, and that’s almost a certainty. So on the end, when you put those two blended together, in the longer run we believe that will allow us not only to grow, but to grow in a quality fashion, and evolve the business model.

David Grossman: Let me ask you; does the scale — point is, is scale more important in the China market versus the US and Europe? Or is it having an equal impact in both markets, from a client perspective?

Tiak Koon Loh: Okay. May I refer to David to talk about China, please? And then maybe I can talk about the international piece how my view on that.

David Chen: This is David Chen from VanceInfo. Particularly for Chinese market, especially for a banking sector, now we are targeting very aggressively, the customer are looking forward to have larger partners, in order to add value to their business IT systems. So I think it make a lot of sense, and once we have reached a certain size of the level of the economy of scale, the customer will be put more trust in us, and grow the engagement level with us.

Tiak Koon Loh: Yes. If I may add, David, to David’s comments, it’s interesting to note that if you all remember a company that we don’t want to be reminded of very much, when Longtop was at its height, it was about 3,000-plus people. Interestingly, while we have not gone to the depth of the integration planning, but the combined workforce of VanceInfo and HiSoft together in the domestic banking space, get near to that. And that places us today squarely to challenge, or even already to become, the number one China domestic service provider for the banking sector, which is extremely important; a position that many people would endeavor to move into.

And let me comment about on the global and international markets. We all each have a set of selective clients that we have done very nicely with. It’s very interesting to see that we have evolved our service offering differently. If you look at VanceInfo, they have gone on to the BPO space; they are trying to go into travel and transportation industry. We have ventured into business and IT consulting, at the high end. We are have ventured recently into SAP. So we believe the expanded services portfolio, which is very fundamental to any corporate needs, will allow us to cross-sell this offering into the client base, and expand our penetration in the largest global account.

David Grossman: Okay.  Very good.  Thanks, and best of luck.

Operator: Dick Wei, JPMorgan.

Dick Wei: Congratulations on the merger. First question is on the timeline; if you can share with us some more details on the plans for the merger to happen? Thank you.

Sidney Huang: The expected timeline is to close the transaction in the fourth quarter of this year. We’re going to file a registration statement on F-4 as soon as possible, and then we expect the customary approval process by the SEC. After that we’ll hold the shareholder meetings from both sides to approve the deal.

Right now, based on our combine revenue size, we do not expect for a need to get antitrust clearance process in China. So that helps us to move forward in a relatively quick manner.

Dick Wei: Great. And then, also wanted to — if I look at the Companies, maybe, in like three, five years down the road, would the Company be most — combined entity more focused on the international market, or would be still more focused on the domestic market, given the higher growth rate? If you can discuss the strategy, going forward, that would be great. Thanks.

Tiak Koon Loh: My view, right now, is that really if you look at the combined portfolio of the Company, we are still more skewed towards the international market. And the numbers will tell me to say hey , the international market is still a good more like a 60% of it, and the domestic market being 40%.

We are of the view that the reason that Chris has put, and the reason I subscribe to, was to build a global Company. That being the case, we believe that having a balanced portfolio geographically is extremely important, because on certain days you also think that China is great; on certain days think that China is not great. And I think it both many ways.

So we believe that the current portfolio is very neat, because if you look at the combined portfolio, we have about 10% exposure to Japan; we have about 5% exposure to Asia south; we have about a 40% exposure, 40% — a 50%, 40% and 50% exposure to the US. So it’s really very balanced across all the geographical regions.

Now, how would that pan out in the next three, five years? I really believe there’s a couple of things. The domestic market is very hard to predict over that period of time. As you all know, the DSO days are extremely challenging. If we are able to move into a solution business, if our clients are more ready, China’s side- are more ready to pay earlier, that is a extremely interesting sector, with high growth and low DSO. But evidently, the DSO is the big challenge for high growth.

The international markets, obviously, have been depressed for a long time. Who knows it’s going to come back very strongly when the — after US elections, or whatever. So it’s very hard to say, but maintaining the balanced portfolio allows us to be very adaptive and flexible, and (inaudible) and move that strategy over time.

Dick Wei: Okay. Thank you, Tiak. Lastly, the different size of the combine entity, do you expect the merged Company to have more training facilities, like those, maybe, in India? I guess probably it’s too early at this point.

Sidney Huang: Sorry, can you repeat the question?

Dick Wei: Yes. My question is for the combined entity, any plans you have, a larger training facilities for the employees hired? Similar to those campuses in India — companies?

Tiak Koon Loh: So my view is that I think we all each have sufficiently large training facilities already, is that right? But the beautiful part is that I think we have strong training facilities in different cities, like for example, hiSoft is very focused around tier 2 cities like Dalian and Wuxi, where VanceInfo is in cities like Nanjing and some other places, is that right?

So I think very complementary, what that effectively tell us is that that allow us to really, really build our regional skill base around competencies. For example, over time, I’m sure that we would put Nanjing as a very centered around [CMT] and technology, telecommunications; Wuxi around certain other things; Dalian around Japan business and US IT business.

So I think the training sectors is, I believe, more than sufficient.

Dick Wei: Okay, great. Thank you very much.

Operator: Ravi Sarathy, Citi.

Ravi Sarathy: Congratulations on the M&A deal. I think the strategic rationale’s indisputable, and it’s very rare that we see a true merger of equals. So congratulations on that.

I’ve got two questions, if I may, which may be a little bit premature, given that you’ve just announced, and there’s a lot of things that have to get done, and the deal doesn’t close ‘til the end of the year. But this is an execution-oriented business, and it’s all about the acquisition integration.

I was wondering if you could give us a little bit of insight, in terms of that acquisition integration process? What perhaps the four key, or most important, focal areas for you will be in that process?

And secondly, again it still maybe early days, you talked a little bit about the history of the Companies, and how you’ve come together, and I know that you guys have known each other, from a management standpoint, for some time. Is there a possibility that this is the first of a couple of further steps from a corporate integration consolidation and market perspective. Again, it may be early days to talk about that, but we are at a unique juncture in terms of valuation to the space right now. Thank you.

Tiak Koon Loh: Ravi, you just asked about six questions there (laughter), but I’ll try to answer all of them. So let’s take the first one, which is a very good question. You asked for four; I give you four because that’s exactly in my integration planning chart.

First, we don’t intend to lose any customers. That will be our core focus. We are going to continue to be very focused on driving quality customer growth. We’re going to go deeper into each customer.

Now then, we’re going to organize ourselves around value, around industries, around service lines; that’s extremely important.

Third, we’re going to focus on retaining the best people, building a performance culture. And lastly, we’re going to be relentlessly aggressive on achieving industry benchmark operating costs at the back office, through the economy of scale that we have created. So those are the four keys.

You asked the question that it is obviously something that — well, I don’t think it’s irrelevant because it’s one of the things that Chris and I sat together and we took a strategic view when you could — you are right, a merger of equal is extremely difficult is that right, (laughter) we managed to pull it off.

The reason I think that we were able to do that is that I think, on both ends, the leadership at the highest level sees the future and was willing to put things behind about the past and the present.

What is really about it is that if you look at a combined capabilities of a companies squarely you , it’s almost without a doubt that you would say that, hey, this is an Infoysis are coming then in the making. This is a Company that has the largest IT services work force in China. They are just a number of those.

What that means to say that if we could really, over the next two to four quarters, integrate well, perform well and really move ourselves, our metrics to improve over both above the middle line, the top line, I think we’ll be in an extremely strong position.

Because if you could consume and do a merger of equal and integrate well, there’s nothing that really will stop us from doing anything else, so that’s obviously in our vision, our plan. But right now, the next four quarters, we will focus on doing a great integration.

Ravi Sarathy: Understood, and thank you very much for that color and granularity. One follow-up, if I may? If we take the next step along, and again, do tell me if it’s a little bit early in the process, and we move from those incredible goals, which I think are wholly achievable given your capabilities, what does that mean in terms of the key focal areas, in terms of geographic integration, system integration, headcount and team integration?

Tiak Koon Loh: Okay. So our view is this. Our view is that we believe that we need to look at the integration from a few aspects. We’ve got to pick a balance between trying to evolve the business model through aligning a better organization, which is obviously nice to have; it’s very important in the long run. But we also need to understand that there are certain business momentums that are in place with certain people handling certain accounts, and we’ve got to minimize the disruption.

So we probably are now taking a balanced and leveraged approach to do that. Then on the back office, our strategy is simple. Our strategy is there’s no such thing called the invented here syndrome. We’re going to look at the processes and systems that we have in both companies and whatever or whoever has the better process and better system, we are going to quickly follow the other guys’ operation into that system.

We also believe that the creation of a project integration office being led by a COO is extremely important. We have already that in place, so we would have a very senior executive whose primary role over the next six to 12 months will be to ensure that integration went well and, more importantly, the synergies that we have promised to the market is being delivered.

Ravi Sarathy: Thank you very much. That’s great granularity and much appreciated. Congratulations again, gentlemen.

Operator: Joey Yang, SIG.

Jamie Friedman: It’s actually Jamie Friedman. Let me echo the congratulations as well. I know it’s late there in China, but I’ve got two questions. One is, on Monday morning, presumably you will go out to your biggest clients, General Electric, Microsoft, Huawei, and introduce this idea. I’m wondering what you’re anticipating in terms of the tone of that conversation. That’s my first question.

And then the second question, maybe more for Christine or Sidney, what would you anticipate the (inaudible) will look like —?

Sidney Huang: Jamie, could you repeat the second question?

Jamie Friedman: Yes. So my second question was, I was wondering what you would anticipate the tier 1, tier 2, tier 3 city composition of the combined entity will look like? Will you be able to move more costs into lower cost regions?

Christine Lu: Jamie, let me take that first shot and then, Tiak, you can jump in. Overall, with the combined vehicle, we do see that have diversity in terms of tier 1, tier 2 and tier 3 presence. Right now, this alone — looking at us alone, we have wide coverage in China. But then with the combined, that actually will help in cover a lot of the customer in terms of scale in some of the cities.

So with that, I would say overall, with the synergy on cost saving, we don’t need to occupy two buildings in the same city; that’s the consolidation saving that we can see. But at the same time, by penetrating and having a wider coverage, that will serve the customers much better.

Sidney Huang: Let me just quickly add on that, on Christine’s point. VanceInfo is also in the process of moving our staff and operations into the second tier cities. So this merger will actually speed up this process and we see great facilities in Dalian and Wuxi where there are excess capacities that we can tap into. So this will actually facilitate the whole migration that we have already started.

David Chen: So your first question was around how a customer react. I just give you an example of one. I was down two months ago at one of our big R&D client in Seattle, and you could only imagine who, and we were nervously fighting to say we’re going to be from five consolidated into three, or we’re going to be one of them in one of the big business division. So my sense is that a lot of large global clients obviously have a lot of suppliers, and most of them have a lot and they consolidate. In good times, they expand and then comes down tough times, they consolidate again.

I think we’re in the consolidation cycle for sure, and I think unless there is any reason that both coming together create a monopolistic situation, whereby we end up taking 60%, 80% of volume, the clients should be delighted because clients who love their vendors who together will put in maybe 20%, 30%.

So if you look at the interesting portfolio that we had in both Huawei and Microsoft, I can tell you, that is around the [number]. In both Huawei and Microsoft, either Huawei I’m not so sure, I think that maybe David could help, but I don’t believe that our combined portfolio is more than 30% of what Huawei outsource; in the case of Microsoft, the same thing too.

So we are definitely not hitting to a mark where people is worried about it, but yet, I think in these two major clients, they would feel in fact that we’re coming together because there was an agenda, they won.

Jamie Friedman: Thank you very much.

Operator: Ravi Sarathy, Citi.

Ravi Sarathy: A quick follow-up question, if I may, a very quick one? in terms of benchmarking the compensation levels of the different project teams between the two companies, are there — and again, it may be too early for this, but are there notable differences in the compensation structure of the different levels of engineers, business consultants, etc., that you have within project teams?

Sidney Huang: Yes. We had actually a very quick overview internally between the two companies. Right now, we don’t see any major discrepancies because we also have different levels in different service lines. So certainly by nature, there will be different teams at various compensation levels, but on a similar skill set basis, there is no discrepancies between the two compensation systems.

Ravi Sarathy: Thank you very much, very helpful.

Operator: Joseph Foresi, Janney.

Joseph Foresi: I guess my first question is just on the pricing in the attrition front. Maybe you can walk us through why you think that — I assume you think the larger entity is going to have more leverage with clients on the pricing issue, and why you didn’t have it separately and expected then? And the same question there, the same thought process on the attrition side, and then I have one follow-up.

Sidney Huang: On the pricing, I don’t believe size alone will make a difference automatically. I think the key is, for the combined Company, we will have stronger capabilities or complementary skill sets, so we can serve customers better with end-to-end service offerings. So it is leverage in these complementary skill sets that we may be able to improve our pricing better than ourselves on a standalone basis.

In terms of attrition, the combined Company will have a stronger brand. We just announced the deal to our employees today and the feedback we got was unanimously positive, so people are very excited. With a stronger Company, certainly a stronger brand in China, so this will actually help control the attrition and improve employee loyalty to the combined Company. So I think, all in all, this is very positive to the employees.

Joseph Foresi: Okay. And my follow-up is just, maybe you can walk us through the merger process as it takes place and what the Government’s involvement is in China and how you see that playing out and anything that we should be watching for?

Sidney Huang: Are you referring to any approval process in China?

Joseph Foresi: Yes.

Sidney Huang: Yes as I mentioned earlier, the combined Company actually does not trigger the antitrust issues, the threshold in China, so we don’t need the authority’s clearance. So it will be just fairly straightforward SEC approval, and we’ll be ready for the shareholders’ approval.

Joseph Foresi: Okay, thank you.

David Chen: Interestingly to add was that, Sidney’s point was that we actually went through the process of checking out whether we meet the hurdle for the antitrust law in China, and we just miss it. And what that means is that if someone else is thinking of doing that as equally huge, they’re going hit into it.

Joseph Foresi: Okay, thanks.

Operator: (Operator Instructions). John Choi, Daiwa Capital Markets.

John Choi: Congratulations on the new initiative. I have a quick question on after the post-merger integration. Basically, you guys are managing people and that’s, I think, the most critical part of doing business in this industry. How are you actually going to actually effectively manage the key middle management and your key engineers because, given that both of you guys were, a few years back you were only about a 2,000, 3,000, 4,000 Company. Now the combined entity will be 23,000. I think that’s the key question that all of the investors will be having. Could you elaborate a bit more on this? Thanks.

Tiak Koon Loh: Okay. John, let me make sure that I got the question; you’re talking about retaining and motivating middle and senior managers, is that what you’re talking about?

John Choi: Yes, that’s number one, and how are you going prevent people from leaving going forward in this industry, because we’ve seen this issue happening around the world, especially in this industry, so that’s the key concern that I have. So if you could highlight and elaborate more that would be helpful?

Tiak Koon Loh: I think at the junior level, or probably the middle and lower level this, a lot of this [different people] and they are not into — we need lots of those guys because we are two Companies that’s growing rapidly. So we’re definitely not doing this because we’re not growing, so we’ve got to cut down people. We came together for different reasons. So for those guys, they are going to continue to deliver those projects.

As a matter of fact, I think Sidney’s points were relevant because, in China, the employees are very concerned about the brand. They now feel that working for a very bigger brand then this is more stable, so they should be happier, is that right, because nothing has changed. It’s just they’re still continuing to serve the customer.

For the middle and senior managers, if you look into our definitive agreement that have been filed, we have already the bulk. On both sides has made provision in terms of incentive tools to retain the key managers and talent in the Company. And that is something that we absolutely believe that it’s very important and critical to do.

Now I’m sure that a lot of these senior talents would also look at these opportunities and look and say that here is an opportunity whereby the firm now has a bigger global footprint, has an expanded offering set, my career opportunity has just expanded. So unless in some positions whereby clearly you can’t have two persons in the box, and there are some positions like that, I don’t believe that we should be seeing a lot of people, particularly at the field level, defecting because they feel that the combined entities would give them less opportunities.

John Choi: Okay, thanks.

Operator: Steve Zhang, Macquarie.

Steve Zhang: I had asked this question earlier on in the VanceInfo call, but I just wanted to get a little more color on how this positions you at Huawei, seeing you had previously mentioned that Huawei was seeking a second JV for its outsourcing needs. And does this merger put you in a stronger competitive position, given that ChinaSoft and now a second JV will create with Huawei? Thanks.

Sidney Huang: Our business with Huawei are actually very complementary. We don’t have a lot of overlap. And as I mentioned, Huawei has been very committed to working with vendors with the highest service quality, so we have gotten senior management commitment that quality is the number one criteria in their determination of which vendor to work with.

Steve Zhang: Okay, thanks.

Operator: Dick Wei, JPMorgan.

Dick Wei: I’ve got two other questions. First of all, whether management can talk about the senior management positions for the merged Company, for example the CFO or COO type positions?

And secondly I just wonder, for the share-based comps any re-pricing that you would expect to happen or anything like that? Thank you.

Sidney Huang: Yes, we’re still working on the senior management team composition, so we will announce to the market when they are ready.

On the stock options, if you note in our earnings release we actually did an option amendment program in July, and so there is no further option amendment program in the pipeline.

Dick Wei: Okay, thank you.

Operator: (Operator Instructions). We are showing no further questions; we will now conclude the conference. We thank you for attending today’s conference call. You may now disconnect your lines. Thank you.

Chris Chen: Thank you.